Exhibit 99.144

DeFi Technologies Files Amended Form 40-F with the SEC

Toronto, Canada, April 15, 2025 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company focused on the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that it has filed an amended Form 40-F Registration Statement (“Amended Form 40-F”) with the United States Securities and Exchange Commission (the “SEC”), in connection with its application to list its common shares (“Shares”) on The Nasdaq Stock Market LLC (the “Nasdaq”). The Amended Form 40-F amends the Company’s Form 40-F Registration Statement originally filed on September 16, 2024 (as amended to the date hereof, the “Form 40-F”).

The listing of the Shares on the Nasdaq remains subject to the approval of the Nasdaq and the satisfaction of all applicable listing and regulatory requirements, including the Form 40-F being declared effective by the SEC. The Company will continue to maintain the listing of its Shares on the Cboe Canada Exchange.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the filing of the Form 40-F; approval for listing of the Shares on Nasdaq; the declaration of effectiveness of the Form 40-F by the SEC; the listing of Shares on Cboe Canada Exchange; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681